UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1 )*

ev3 Inc.
(Name of Issuer)
Common Stock, $0.01 Par Value
(Title of Class of Securities)
26928A 20 0
(CUSIP Number)
John B. Simpson, Ph.D., M.D.
ev3 Inc.
9600 54th Avenue North
Plymouth, Minnesota 55442
(763) 398-7000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
November 6, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	26928A 20 0

1	NAMES OF REPORTING PERSONS John B. Simpson, Ph.D., M.D.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		688,650(1)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		7,782,740(2)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		688,650(1)

WITH	10	SHARED DISPOSITIVE POWER

7,782,740(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,471,390(1)(2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1)	Includes 325,989 shares of ev3 common stock held by the John Bush Simpson Annuity Trust III and 325,989 shares of ev3 common stock held by the Rita Lynn Simpson Annuity Trust III, both of which Dr. Simpson serves as the sole trustee, 20,225 shares of ev3 common stock that Dr. Simpson has the right to acquire pursuant to restricted stock units, and 16,447 shares of ev3 common stock pursuant to a restricted stock grant that vests over time and is subject to forfeiture. Dr. Simpson disclaims beneficial ownership of the aforementioned shares except to the extent of his individual pecuniary interest therein.

(2)	Includes 6,635,858 shares of ev3 common stock held by the Simpson Family Trust, of which Dr. Simpson serves as a co-trustee, 292,787 shares of ev3 common stock held by FoxHollow, a California Limited Partnership, of which Dr. Simpson serves as a co-general partner, 53,832 shares of ev3 common stock held by Rita Lynn Simpson, Dr. Simpson’s spouse and 800,263 shares of ev3 common stock held by the John David Simpson Trust II, a trust for the benefit of Dr. Simpson’s son, of which Dr. Simpson serves as a co-trustee. Dr. Simpson disclaims beneficial ownership of the aforementioned shares except to the extent of his individual pecuniary interest therein.

CUSIP No.	26928 A 20 0

1	NAMES OF REPORTING PERSONS Rita Lynn Simpson

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		7,782,740(1)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

7,782,740(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,782,740(1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1)	Includes 53,832 shares of ev3 common stock personally held by Ms. Simpson, 6,635,858 shares of ev3 common stock held by The Simpson Family Trust, of which Ms. Simpson serves as a co-trustee, 292,787 shares of ev3 common stock held by FoxHollow, a California Limited Partnership, of which Ms. Simpson serves as a co-general partner and 800,263 shares of ev3 common stock held by the John David Simpson Trust II, a trust for the benefit of Ms. Simpson’s son, of which Ms. Simpson serves as a co-trustee. Ms. Simpson disclaims beneficial ownership of the aforementioned shares except to the extent of her individual pecuniary interest therein.

CUSIP No.	26928A 20 0

1	NAMES OF REPORTING PERSONS John Bush Simpson and Rita Lynn Simpson, Trustees of the Simpson Family Trust U/D/T 1/12/90 (the “Simpson Family Trust”)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	California

	7	SOLE VOTING POWER

NUMBER OF		6,635,858

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		6,635,858

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	6,635,858

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	6.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

     This Amendment No. 1 to the initial statement on Schedule 13D hereby amends and supplements an initial statement on Schedule 13D dated October 15, 2007 (the “Original Statement”), filed by and on behalf of John B. Simpson, Ph.D., M.D. and Rita Lynn Simpson and relating to the common stock, par value $0.01 per share, of ev3 Inc., a Delaware corporation. Except as set forth herein, there are no changes to the information in the Original Statement. All terms used but not defined in this Amendment No. 1 are as defined in the Original Statement.
Item 1. Security and Issuer.
See Original Statement on Schedule 13D.
Item 2. Identity and Background.
The following disclosure is hereby added to Item 2:
(a)	Name

The Simpson Family Trust

(b)	Residence or business address

c/o ev3 Inc. 9600 54th Avenue North, Suite 100 Plymouth, Minnesota 55442

(c)	Dr. Simpson, a co-trustee of the Simpson Family Trust, is the Vice Chairman of the Board and Chief Scientist of ev3 Inc. The address of the principal executive offices of ev3 is 9600 54th Avenue North, Suite 100, Plymouth, Minnesota 55442.

(d)	Neither the Simpson Family Trust nor its two co-trustees, Dr. Simpson and Ms. Simpson, have been, during the last five years, convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	Neither the Simpson Family Trust nor its two co-trustees, Dr. Simpson and Ms. Simpson, have been, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.

(f)	California
Item 3. Source and Amount of Funds or Other Consideration.
The following disclosure is hereby added to Item 3:
     The beneficial ownership reported in this Amendment No.1 reflects (1) the fact that Dr. Simpson elected to receive 1.62 shares of ev3 common stock in exchange for one share of FoxHollow Technologies, Inc. common stock in connection with the Merger described in the Original Statement instead of 1.45 shares of ev3 common stock and cash as previously reported in the Original Statement, and (2) the distribution of 73,365 shares of common stock from each of the Rita Lynn Simpson Annuity Trust and the John Bush Simpson Annuity Trust to the Simpson Family Trust and the distribution of an aggregate of 254,676 shares of common stock from each of the Rita Lynn Simpson Annuity Trust and the John Bush Simpson Annuity Trust to the beneficiaries of the annuity trusts for no consideration.

Item 4. Purpose of Transaction.
     The purpose of the reporting persons’ acquisition of ev3 common stock is as described in Item 3.
     Except as otherwise provided in this Item 4 and other than as to matters that Dr. Simpson as a director of ev3 may consider and discuss with other ev3 board members from time to time, the reporting persons are not aware of any other present plans or proposals, which relate to or would result in:
•	the acquisition by any person of additional securities of ev3 or the disposition of securities of ev3;

•	an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving ev3;

•	a sale or transfer of a material amount of assets of ev3;

•	any change in the present board of directors or management of ev3, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

•	any material changes in the present capitalization or dividend policy of ev3;

•	any other material changes in ev3’s business or corporate structure;

•	changes in ev3’s certificate of incorporation, bylaws or instruments corresponding thereto or other actions, which may impede the acquisition of control of ev3 by any person;

•	causing a class of securities of ev3 to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

•	a class of equity securities of ev3 becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

•	any action similar to any of those listed above.
Item 5. Interest in Securities of the Issuer.
     (a) 1. Amount beneficially owned:
     Dr. Simpson’s beneficial ownership includes 325,989 shares of ev3 common stock held by the John Bush Simpson Annuity Trust III and 325,989 shares of ev3 common stock held by the Rita Lynn Simpson Annuity Trust III, both of which Dr. Simpson serves as the sole trustee; 20,225 shares of ev3 common stock that Dr. Simpson has the right to acquire pursuant to restricted stock units; 16,447 shares of ev3 common stock pursuant to a restricted stock grant that vests over time and is subject to forfeiture; 6,635,858 shares of ev3 common stock held by the Simpson Family Trust, of which Dr. Simpson serves as a co-trustee; 292,787 shares of ev3 common stock held by FoxHollow, a California Limited Partnership, of which Dr. Simpson serves as a co-general partner; 53,832 shares of ev3 common stock held by Rita Lynn Simpson, Dr. Simpson’s spouse; and 800,263 shares of ev3 common stock held by the John David Simpson Trust II, a trust for the benefit of Dr. Simpson’s son, of which Dr. Simpson serves as a co-trustee, for an aggregate of 8,471,390 shares of ev3 common stock beneficially owned.

     Ms. Simpson’s beneficial ownership includes 53,832 shares of ev3 common stock personally held by Ms. Simpson; 6,635,858 shares of ev3 common stock held by The Simpson Family Trust, of which Ms. Simpson serves as a co-trustee; 292,787 shares of ev3 common stock held by FoxHollow, a California Limited Partnership, of which Ms. Simpson serves as a co-general partner; and 800,263 shares of ev3 common stock held by the John David Simpson Trust II, a trust for the benefit of Ms. Simpson’s son, of which Ms. Simpson serves as a co-trustee, for an aggregate of 7,782,740 shares of ev3 common stock beneficially owned.
     The Simpson Family Trust’s beneficial ownership consists of 6,635,858 shares of ev3 common stock.
     2. Percent of class: Dr. Simpson: 8.1%, as of November 6, 2007, based on 104,358,468 shares of ev3 common stock then outstanding. Ms. Simpson: 7.5%, as of November 6, 2007, based on 104,358,468 shares of ev3 common stock then outstanding. The Simpson Family Trust: 6.4% as of November 6, 2007, based on 104,358,468 shares of ev3 common stock then outstanding.
(b)	Number of shares as to which Dr. Simpson has:

(i)	Sole power to vote or to direct the vote	688,650

(ii)	Shared power to vote or to direct the vote	7,782,740

(iii)	Sole power to dispose or to direct the disposition of	688,650

(iv)	Shared power to dispose or to direct the disposition of	7,782,740

Number of shares as to which Ms. Simpson has:

(i)	Sole power to vote or to direct the vote	0

(ii)	Shared power to vote or to direct the vote	7,782,740

(iii)	Sole power to dispose or to direct the disposition of	0

(iv)	Shared power to dispose or to direct the disposition of	7,782,740

Number of shares as to which The Simpson Family Trust has:

(i)	Sole power to vote or to direct the vote	6,635,858

(ii)	Shared power to vote or to direct the vote	0

(iii)	Sole power to dispose or to direct the disposition of	6,635,858

(iv)	Shared power to dispose or to direct the disposition of	0
(c)	Other than the transaction described in Items 3 and 4 of this Amendment No. 1 to Schedule 13D, none of the reporting persons have effected any transactions in ev3 common stock during the past 60 days.

(d)	Not applicable.

(e)	Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
See Original Statement on Schedule 13D.
Item 7. Material to be Filed as Exhibits.

Exhibit	Description
99.1	Joint Filing Agreement, dated November 27, 2007 by and among the reporting persons.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: November 27, 2007

JOHN B. SIMPSON, Ph.D., M.D.
/s/ John B. Simpson

RITA LYNN SIMPSON
/s/ Rita Lynn Simpson

JOHN BUSH SIMPSON AND RITA LYNN SIMPSON, TRUSTEES OF THE SIMPSON FAMILY TRUST U/D/T DATED 1/12/90
/s/ John B. Simpson
John B. Simpson, Trustee

/s/ Rita Lynn Simpson
Rita Lynn Simpson, Trustee